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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

          (Mark One)
          X     Annual report pursuant to Section 15(d) of the Securities
          -
                Exchange Act of 1934
                For the fiscal year ended December 31, 2000

                                      OR

          __ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
                For the transition period from _______ to ________


                       Commission file number: 333-75975


                    UNIGRAPHICS SOLUTIONS INC. 401(k) PLAN
                    --------------------------------------
                           (Full title of the plan)


                          Unigraphics Solutions Inc.
                               10824 Hope Street
                        Cypress, California 90630-5214
                (Name of issuer of the securities held pursuant
                 to the plan and the address of its principal
                               executive office)

      Registrant's telephone number, including area code: (714) 952-0311

================================================================================

                     UNIGRAPHICS SOLUTIONS INC. 401(K) PLAN


                       Table of Contents and Definitions

                                                                                                               Page
Table of Contents:

     Independent Auditors' Report                                                                                3

     Statements of Assets Available for Plan Benefits, December 31, 2000 and 1999                                4

     Statements of Changes in Assets Available for Plan Benefits, year ended
        December 31, 2000 and period from inception (April 1, 1999) through December 31, 1999                    5

     Notes to Financial Statements, December 31, 2000 and 1999                                                   6

     Schedule of Assets Held for Investment Purposes, December 31, 2000                                         11

     Signatures                                                                                                 12

     Exhibits                                                                                                   13

Definitions:

     Plan                -    Unigraphics Solutions Inc. 401(k) Plan

     Trustee             -    Vanguard Fiduciary Trust Company

     ERISA               -    Employee Retirement Income Security Act of 1974

     Company             -    Unigraphics Solutions Inc.

     Plan Administrator  -    Michael L. Desmond, Vice President of Human
                              Resources

     Code                -    Internal Revenue Code, as amended

                         Independent Auditors' Report


Plan Administrator
Unigraphics Solutions Inc.
     401(k) Plan:


We have audited the accompanying statements of assets available for plan benefits of the Unigraphics Solutions Inc. 401(k) Plan as of December 31, 2000 and 1999, and the related statements of changes in assets available for plan benefits for the year ended December 31, 2000 and the period from inception (April 1, 1999) through December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits as of December 31, 2000 and 1999, and the changes in assets available for plan benefits for the year ended December 31, 2000 and the period from inception (April 1, 1999) through December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in
Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


June 29, 2001

                    UNIGRAPHICS SOLUTIONS INC. 401(k) PLAN

               Statements of Assets Available for Plan Benefits

                          December 31, 2000 and 1999

                                                                                      2000             1999
                                                                                 --------------   ---------------
Investments at fair value:
   Common stock                                                                  $    5,978,175         6,456,207
   Value of interest in registered investment companies                              55,275,198        47,414,111
   Loans to participants                                                              1,264,107         1,055,142
Investments at contract value - value of interest in unallocated
   insurance contracts                                                                2,460,911         2,279,686
Contribution receivable from employer                                                 3,987,017         2,822,720
                                                                                 ---------------  ----------------

           Assets available for plan benefits                                    $    68,965,408        60,027,866
                                                                                 ===============  ================

See accompanying notes to financial statements.

                    UNIGRAPHICS SOLUTIONS INC. 401(k) PLAN

          Statements of Changes in Assets Available for Plan Benefits

    Year ended December 31, 2000 and period from inception (April 1, 1999)
                           through December 31, 1999

                                                                                       2000               1999
                                                                                ------------------  ----------------
Additions to assets attributed to:
 Earnings on investments:
   Interest                                                                   $            153,157            86,662
   Dividends                                                                                46,888            37,768
   Other income                                                                            100,898            49,392
   Net gain (loss) on sale of assets                                                       (79,620)          187,635
   Unrealized appreciation (depreciation) in fair value of investments                  (1,282,804)        1,166,117
   Net investment gain (loss) from registered investment companies                      (4,366,143)        4,997,861
 Contributions received/receivable from:
   Employees                                                                             8,893,844         5,400,072
   Employer                                                                              5,373,817         3,709,343
   Rollovers                                                                             1,386,809         2,010,163
                                                                                ------------------  ----------------

        Total additions                                                                 10,226,846        17,645,013

Deductions from assets attributed to
 benefits paid to participants/beneficiaries                                             2,053,571           730,501
                                                                                ------------------  ----------------

        Net increase prior to transfers from previous plan                               8,173,275        16,914,512

Transfer from previous plan                                                                764,267        43,113,354
                                                                                ------------------  ----------------

        Net increase                                                                     8,937,542        60,027,866

Assets available for plan benefits:
 Beginning of period                                                                    60,027,866                --
                                                                                ------------------  ----------------

 End of period                                                                  $       68,965,408        60,027,866
                                                                                ==================  ================

See accompanying notes to financial statements.

                    UNIGRAPHICS SOLUTIONS INC. 401(K) PLAN

                        Notes for Financial Statements

                          December 31, 2000 and 1999


(1)  Description of Plan

     The following description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

     (a)  General

          Prior to the commencement of the Plan on April 1, 1999, employees participated in the EDS benefit plans. On April 30, 1999, the assets of the EDS benefit plans relating to the Company's employees were transferred to the Plan. The Plan covers employees of Unigraphics Solutions Inc. and is subject to the provisions of ERISA.

     (b)  Contributions

          Participants make contributions to the Plan based on the contribution percentage specified by the participant. Participants may elect to contribute up to 20% of their compensation as defined by the Plan on a pre-tax basis. Pre-tax contributions are subject to certain maximum limitations as defined by the Internal Revenue Service (IRS). The maximum contributions allowable were $10,500 and $10,000 for 2000 and 1999, respectively.

          The Company will contribute an amount equal to 25% of the contributions made by the participant, up to the first 6% of their salary. During the year ended December 31, 2000 and the period ended December 31, 1999, the Company's contribution was $5.4 million and $3.7 million, respectively. These amounts include supplemental payments totaling $3.9 million and $2.8 million in 2000 and 1999, respectively, to align benefits with those which had been provided under the EDS benefit plans for employees who were no longer covered by those plans as of April 1, 1999.

          Rollover contributions in the form of cash or other assets may be accepted by the Trustee. Any contributions of this matter are segregated in a separate account and are fully vested at all times.

     (c)  Vesting

          Contributions made to the plan and rollover contributions made by participants are 100% vested at all times. Contributions made to the Plan by the Company on behalf of participants vest at the rate of 0% the first year of service, 40% the second year of service, and the vesting percentage increases in 20% increments thereafter becoming fully vested after five years of service. A participant also becomes fully vested upon occurrence of one of the following events: retirement, death, total and permanent disability, legally adjudicated mental incompetence, or upon termination of the Plan.

                    UNIGRAPHICS SOLUTIONS INC. 401(K) PLAN

                        Notes for Financial Statements

                          December 31, 2000 and 1999

     (d)  Investment Options

          Participants may elect to have their individual accounts allocated to any one of or a combination of the available investment options. The investment options available to participants are the following:

               .    EDS Income Fund
               .    EDS Stock Fund
               .    Unigraphics Stock Fund
               .    Vanguard 500 Index Fund
               .    Vanguard Explorer Fund
               .    Vanguard Growth & Income Fund
               .    Vanguard International Growth Fund
               .    Vanguard LifeStrategy Conservative Growth Fund
               .    Vanguard LifeStrategy Growth Fund
               .    Vanguard LifeStrategy Moderate Growth Fund
               .    Vanguard Prime Money Market Fund
               .    Vanguard Total Bond Market Index Fund
               .    Vanguard U.S. Growth Fund
               .    Vanguard Wellington Fund

          Participants may elect to change their investment elections at any time.

     (e)  Forfeitures

          The nonvested portion of a participant's contribution account whose employment is terminated prior to the earliest of his death, disability retirement date, or normal retirement date shall be forfeited immediately when the participant has both terminated employment and received a distribution of his vested balance or when the participant incurs five consecutive one-year breaks in service. The nonvested funds deemed to be forfeited are placed in a separate account and are credited with an allocation of earnings and losses. If the participant becomes reemployed before the five consecutive year time frame expires, then the forfeited amount shall be restored to the participant's account. If the participant is not reemployed within such time, the forfeited amount plus earnings and losses is used to reduce future Company contributions. At December 31, 2000 and 1999, forfeited nonvested accounts totaled $22,009 and $5,736, respectively.

     (f)  Payments of Benefits

          The balance of a participant's account may be disbursed in the form of a lump sum; if the participant is married, payments may be made in the form of an annuity for the duration of the participant's life; or, payments may be made over a period of time not to exceed the joint life expectancy of the participant and his surviving spouse or surviving designated beneficiary. Other than in the case of death or plan termination, a participant may elect to defer distribution until the earliest of attainment of age 70-1/2 or the participant's revocation of the deferral.

                    UNIGRAPHICS SOLUTIONS INC. 401(K) PLAN

                        Notes for Financial Statements

                          December 31, 2000 and 1999

     (g)  Employee Loans

          Participants can borrow from the Plan the lesser of 50% of their vested account balances or $50,000, subject to certain provisions set forth in the plan agreement. Such loans bear interest at the prevailing interest rates for comparable loans charged by commercial banks at the time the loan is made. The term of the loan is up to five years, unless it is used to acquire a principal residence. Loan balances are fully due upon termination of employment. The loans are secured by the balance in the participant's account.

(2)  Summary of Significant Accounting Policies

     The following are the significant accounting policies followed by the
     Plan:

     (a)  Basis of Presentation

          The financial statements have been prepared under the accrual basis of accounting, except for benefits which are recorded when paid.

     (b)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. While every effort is made to ensure the integrity of such estimates, including the use of third-party specialists where appropriate, actual results could differ from those estimates.

     (c)  Investments

          Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

          Investments are valued as follows:

          (1) Investments in securities traded on a national securities exchange are valued at the latest reported sales price on the last business day of the plan year. If no sale has taken place, the securities are valued at the last bid price. If no bid price has been reported, or if no exchange quotation is available, the securities are valued at the quotation obtained from a reputable broker.

          (2) Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

          (3) Unallocated contracts with insurance companies are valued at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay benefits.

          (4) The value in the loan fund represents the unpaid principal of employee loans.

                    UNIGRAPHICS SOLUTIONS INC. 401(K) PLAN

                        Notes for Financial Statements

                          December 31, 2000 and 1999

     (d)  Administrative Expenses

          Administrative expenses are to be paid from the assets of the trust unless they are paid by the Company.

     (e)  Reclassifications

          Certain prior year amounts have been reclassified to conform to current year presentation.

(3)  Trust Fund Managed by the Trustee

     Plan assets are maintained in a trust fund managed by the Trustee on behalf of the Plan. The Trustee is directed by the Plan's participants as to the specific fund(s) whose units of participation are to be acquired or redeemed. The Trustee executes the sales or purchases necessary to comply with the plan participants' or Company's direction.

(4)  Investments

     The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                        December 31,
                                                             --------------------------------
                                                                  2000              1999
                                                             ---------------    -------------
          Investments at estimated fair value:
             Vanguard 500 Index Fund                         $     5,577,407        3,256,430
             Vanguard Growth and Income Fund                      12,282,902       11,719,875
             Vanguard International Growth Fund                    3,639,931        3,210,846
             Vanguard Prime Money Market Fund                      4,057,382        3,889,456
             Vanguard U.S. Growth Fund                            14,363,752       14,015,712
             Vanguard Wellington Fund                              8,447,225        7,687,731
             EDS Income Fund                                       2,460,911        2,279,686
             EDS Stock Fund                                        4,528,887        5,320,210
             Other                                                 9,619,994        5,825,200
                                                             ---------------   --------------

                                                             $    64,978,391       57,205,146
                                                             ===============   ==============

                    UNIGRAPHICS SOLUTIONS INC. 401(K) PLAN

                        Notes for Financial Statements

                          December 31, 2000 and 1999

(5)  Nonparticipant-Directed Investments

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                    December 31,
                                         ---------------------------------
                                               2000              1999
                                         ---------------   ---------------

          Net assets:
            Participant loans            $     1,264,107         1,055,142
                                         ===============   ===============


                                           Year ended      April 1, through
                                          December 31,       December 31,
                                              2000               1999
                                         ---------------   ---------------

          Change in net assets:
            New loans                            778,703           566,122
            Loan interest                        100,898            49,392
            Transfers in                          10,462           757,047
            Loan repayments                     (681,098)         (317,419)
                                         ---------------   ---------------
                                         $       208,965         1,055,142
                                         ===============   ===============

(6)  Plan Termination

     While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time, subject to the provisions set forth in ERISA and the Code. In the event of plan termination, participants will become 100% vested in their accounts.

(7)  Tax Status

     The Company and Plan Administrator believe that the Plan is designed and currently compliant with the rules and regulations of the Code. The Plan has not yet received a tax determination letter from the IRS, which states whether or not the Plan and its underlying trust qualify under the applicable provisions of the Code and, therefore, is exempt from federal income taxes. The determination letter is due on December 31, 2001.

(8)  Subsequent Events (unaudited)

     As a result of the Engineering Animations Inc. (EAI) acquisition by the Company, approximately $14,176,000 in assets were transferred from the EAI benefit plans to the Plan on February 28, 2001 and May 31, 2001, and the EAI plans were terminated.

     On May 23, 2001, the Company's parent company, EDS, announced its intent to buy the outstanding stock of the Company held by shareholders other than EDS, representing 14% of the total shares outstanding. The Plan holds 3% of the shares held by shareholders other than EDS. The Plan Administrator is unable to determine the impact, if any, this transaction will have on the Plan.

                                                                      Schedule 1

                    UNIGRAPHICS SOLUTIONS INC. 401(k) PLAN

                Schedule of Assets Held for Investment Purposes

                               December 31, 2000

                                                                           Current
            Description of investment                                       value
-----------------------------------------------------             ---------------------
Investment in investment contracts -
   EDS Income Fund *                                              $           2,460,911
                                                                  ---------------------

Investments in common stock: *
   Unigraphics Stock Fund                                                     1,449,288
   EDS Stock Fund                                                             4,528,887
                                                                  ---------------------

                                                                              5,978,175

Investments in registered investment companies: *
   Vanguard 500 Index Fund                                                    5,577,407
   Vanguard Explorer Fund                                                     3,198,019
   Vanguard Growth & Income                                                  12,282,902
   Vanguard International Growth Fund                                         3,639,931
   Vanguard LifeStrategy Conservative Growth Fund                               353,214
   Vanguard LifeStrategy Growth Fund                                          1,434,053
   Vanguard LifeStrategy Moderate Growth Fund                                   867,960
   Vanguard Prime Money Market Fund                                           4,057,382
   Vanguard Total Bond Market Index Fund                                      1,053,353
   Vanguard U.S. Growth Fund                                                 14,363,752
   Vanguard Wellington Fund                                                   8,447,225
                                                                  ---------------------

                                                                             55,275,198

Loans to participants
   (interest rates ranging from 7.4% to 9.5%)                                 1,264,107
                                                                  ---------------------

             Total investments                                    $          64,978,391
                                                                  =====================

* Represents a party-in-interest investment allowable under ERISA regulations.

See accompanying independent auditors' report.

                                   SIGNATURES

               The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        UNIGRAPHICS SOLUTIONS INC. 401(k) PLAN
                                        (Name of plan)

                                        Unigraphics Solutions Inc.
                                        Plan Administrator
Date: July 12, 2001
                                        By: /s/ Michael L. Desmond
                                            ------------------------------------
                                            Michael L. Desmond
                                            Vice President, Human Resources

Exhibits
--------

23                Consent of KPMG LLP

                                       13